Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

May 14, 2008

ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549

RE:	Registration Statement on Form S-1 for Units in Atlas Resources Public #18-2008 Program (the “Program”)

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, enclosed for filing on behalf of the above-referenced Program in connection with the offer and sale of the Units is a Registration Statement on Form S-1, with exhibits thereto.

The registration relates to Units of general partner, limited partner and converted limited partner interests in the Program, which is a series of up to three Delaware limited partnerships formed to drill and operate natural gas wells and produce and market natural gas. The Managing General Partner of the Partnership is Atlas Resources, Inc.

A registration fee of $23,580.00 has been wire transferred to US Bank. Also, upon request, we will furnish the Commission with a marked version of the Registration Statement to show the changes from the prospectus dated February 1, 2008 for Atlas Resources Public #17-2007 Program.

Please direct any questions or comments with respect to this filing to the undersigned or Mr. Gerald A. Bollinger at (405) 942-3501.
Very truly yours, KUNZMAN & BOLLINGER, INC. /s/ Wallace W. Kunzman, Jr. Wallace W. Kunzman, Jr.

Enclosures

cc: Mr. Jack Hollander